SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

x ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2001

o TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transaction period from to

Commission file Number 0-27782

The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates

(Full Title of the Plan)

Dime Community Bancshares, Inc.

209 Havemeyer Street, Brooklyn, NY 11211

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000, AND FOR

THE YEAR ENDED DECEMBER 31, 2001 AND THE SIX MONTH PERIOD

ENDED DECEMBER 31, 2000:

Statements of Net Assets Available for Plan Benefits 2

Statement of Changes in Net Assets Available for Plan Benefits

for the Year Ended December 31, 2001 3

Statement of Changes in Net Assets Available for Plan Benefits

for the Six Month Period Ended December 31, 2000 4

Notes to Financial Statements 5-9

SUPPLEMENTAL INFORMATION AS OF DECEMBER 31, 2001:

Schedule of Assets Held for Investment Purposes 10

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of

Dime Community Bancshares, Inc. & Subsidiaries

We have audited the accompanying statements of net assets available for plan benefits of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. And Certain Affiliates (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2001 and for the six month period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 and the six month period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule of assets held for investment purposes is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 6, 2002

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

Statements of Net assets available for plan benefits as of DECEMBER 31, 2001 AND DECEMBER 31, 2000

	DECEMBER 31, 2001			December 31, 2000
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
ASSETS:
Investments in shares of Dime Community
Bancshares, Inc. common stock, at fair value	$19,526,730	$26,050,932	$45,577,662	$11,061,064	$16,744,463	$27,805,527
Investment in HSBC Bank, USA short-term investment fund	98,221	165,144	263,365	81,217	141,143	222,360

Total investments	19,624,951	26,216,076	45,841,027	11,142,281	16,885,606	28,027,887

Employer contributions receivable	-	289,260	289,260	-	144,145	144,145
Accrued income receivable	181	257	438	517	770	1,287

TOTAL ASSETS	$19,625,132	$26,505,593	$46,130,725	$11,142,798	$17,030,521	$28,173,319

LIABILITIES:
Borrowing from Dime Community Bancshares, Inc.	-	$6,128,176	$6,128,176	-	$6,602,031	$6,602,031
Due to The Dime Savings Bank of Williamsburgh 401(k) Plan	-	289,260	289,260	-	144,145	144,145
Cash dividend payable to participants	95,639	149,208	244,847	74,363	130,198	204,561

TOTAL LIABILITIES	95,639	6,566,644	6,662,283	74,363	6,876,374	6,950,737

NET ASSETS AVAILABLE FOR PLAN
BENEFITS	$19,529,493	$19,938,949	$39,468,442	$11,068,435	$10,154,147	$21,222,582

See accompanying notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001
	Allocated	Unallocatedd	Total
ADDITIONS:
Investment Activities:
Investment income - dividends	$351,191	$531,664	$882,855
Investment activities - Appreciation in market value
of Dime Community Bancshares, Inc. stock
common stock	7,254,500	11,167,397	18,421,897

Total investment activities	7,605,691	11,699,061	19,304,752

Contributions from Dime Saving Bank of Williamsburgh, net	-	1,083,478	1,083,478

TOTAL ADDITIONS	7,605,691	12,782,539	20,388,230

DEDUCTIONS:
Cash benefit payments	1,291,004	-	1,291,004
Release of 4,471 shares for benefit payments	138,772	-	138,772
Increase in cash dividends payable to participants	21,276	19,010	40,286
Interest expense on borrowing from Dime Community Bancshares, Inc.	-	528,163	528,163
Safe Harbor Contribution to The Dime Savings Bank Of Williamsburgh 401(k) Savings Plan	-	144,145	144,145

TOTAL DEDUCTIONS	1,451,052	691,318	2,142,370

TRANSFERS:
Allocation of 66,319 shares of Dime Community
Bancshares, Inc. common stock to participant
accounts	1,860,911	(1,860,911)	-
Transfer of dividend income for distribution to participants	519,907	(519,907)	-
Other transfers	(74,399)	74,399	-

TOTAL TRANSFERS	2,306,419	(2,306,419)	-

CHANGE IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS DURING THE YEAR	8,461,058	9,784,802	18,245,860

NET ASSETS AVALABLE FOR PLAN BENEFITS:
Beginning of year	11,068,435	10,154,147	21,222,582

End of year	$19,529,493	$19,938,949	$39,468,442

See accompanying notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2000
	Allocated	Unallocatedd	Total
ADDITIONS:
Investment Activities:
Investment income - dividends	$168,278	$263,436	$431,714
Investment activities - Appreciation in market value
of Dime Community Bancshares, Inc. stock
common stock	3,778,224	6,232,174	10,010,398

Total investment activities	3,946,502	6,495,610	10,442,112

Contributions from Dime Saving Bank of Williamsburgh, net	-	524,596	524,596

TOTAL ADDITIONS	3,946,502	7,020,206	10,966,708

DEDUCTIONS:
Cash benefit payments	734,790	-	734,790
Increase in cash dividends payable to participants	74,363	130,198	204,561
Release of 15,144 shares for benefit payments	201,660	-	201,660
Interest expense on borrowing from Dime
Community Bancshares, Inc.	-	274,101	274,101

TOTAL DEDUCTIONS	1,010,813	404,299	1,415,112

TRANSFERS:
Allocation of 33,159 shares of Dime Community
Bancshares, Inc. common stock to participant
accounts	531,926	(531,926)	-
Transfer of dividend income for distribution to participants	130,198	(130,198)	-

TOTAL TRANSFERS	662,124	(662,124)	-

CHANGE IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS DURING THE YEAR	3,597,813	5,953,783	9,551,596

NET ASSETS AVALABLE FOR PLAN BENEFITS:
Beginning of year	7,470,622	4,200,364	11,670,986

End of year	$11,068,435	$10,154,147	$21,222,582

See accompanying notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2000 AND SIX MONTH PERIOD ENDED DECEMBER 31, 2000

1. SUMMARY DESCRIPTION OF PLAN

The following is a brief description of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. And Certain Affiliates (the "ESOP"). This description of the ESOP is provided for general information purposes only. Participants should refer to the ESOP document for a more complete description of the ESOP's provisions.

a. General - The ESOP was adopted by the Board of Directors of the Dime Savings Bank of Williamsburgh (the "Bank") on February 8, 1996, with an effective date of July 1, 1995.

On June 26, 1996, the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank and all of its outstanding capital stock was acquired by Dime Community Bancshares, Inc. (the "Company"). Simultaneously, the Company issued 14,547,500 shares of common stock in a Subscription and Community offering. The ESOP purchased 1,163,800, or 8%, of the shares issued by the Company in its community offering at the initial issuance price of $10.00 per share.

The ESOP is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The ESOP is administered by the Compensation Committee appointed by the Company's Board of Directors. The trust services department of HSBC Bank, USA (formerly, Marine Midland Bank) ("Trustee") acts as the trustee for the ESOP.

In order to purchase the shares of the Company's common stock, the ESOP obtained a borrowing from the Company of $11,638,000, which, as of June 30, 2000, was to be repaid over a ten year period at a fixed interest rate of 8.0%. Effective July 1, 2000, the maturity of the ESOP loan was extended from June, 2006 to December, 2025, with the continued option of prepayment. Repayments of the borrowing are made from fully deductible contributions from the Bank to the ESOP. As the ESOP makes each payment of principal on the borrowing, an appropriate percentage of stock will be allocated to eligible participants accounts in accordance with applicable regulations under the Code.

The borrowing is collateralized by the unallocated shares of stock held by the ESOP. The Company, as lender, has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the ESOP for the year ended December 31, 2001 and the six months ended December 31, 2000, present separately the assets and liabilities and changes therein pertaining to:

(1) the accounts of employees with vested rights in allocated stock (Allocated) and

(2) stock not yet allocated to employees (Unallocated).

b. Eligibility and Participation -All Eligible Employees, defined as salaried, common law employees of the Company or the Bank and its subsidiaries, who have completed a period of service of at least one year, automatically become eligible participants of the ESOP. An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission fee or retainer basis, or has waived any claim to membership in the Plan.

c. Contributions and Distributions- The Company or the Bank shall contribute to the ESOP an amount which, at minimum, shall serve to finance the ESOP's obligation under its outstanding borrowing from the Company. The Company or the Bank may contribute additional amounts, if designated by the ESOP Committee, to the ESOP, which shall be applied as a prepayment of principal or interest for the outstanding borrowing from the Company. Any additional contributions approved by the Committee shall be treated as an ESOP contribution and shall be allocated among the accounts of Eligible Participants in accordance with a pre-established formula. Participant contributions are not permitted.

Effective July 1, 2000, the Company or Bank also makes a required 100% vested cash contribution to all participants in the ESOP in the amount of 3% of "covered compensation" (defined as total W-2 compensation including amounts deducted from W-2 compensation for pre-tax benefits such as health insurance premiums and contributions to the Dime Savings Bank of Williamsburgh 401(k) Plan) up to applicable IRS limits. This contribution is guaranteed through December 31, 2006 (unless the ESOP is terminated before then) and will be discretionary after that date. This contribution is automatically transferred to the Dime Savings Bank of Williamsburgh 401(k) Plan (the "401(k) Plan") whereby the participant has the ability to invest this contribution in any of the investment options offered under the 401(k) Plan. This annual contribution is made in the first quarter of each year based upon the total covered compensation through December 31st of the previous year. In January 2001, a contribution of $144,145 was made to the ESOP and transferred to the 401(k) Plan. In February 2002, a contribution of $289,260 was made to the ESOP and transferred to the 401(k) Plan.

Effective July 1, 2000, cash dividends received on allocated and unallocated holdings of Dime Community Bancshares, Inc. common stock are distributed quarterly to all ESOP participants. These distributions are made in the form of a cash payment. Otherwise, no distributions from the ESOP are made until a participant retires, dies (in which case, payment are made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company or the Bank and its subsidiaries. Distributions are made in cash and/or stock payments.

d. Vesting - The balance credited to each Participant's account shall become vested in accordance with the following schedule:

Number of years of service Vested Percentage

Less than 2 years 0%
Less than 3 years 25
Less than 4 years 50
Less than 5 years 75
5 or more years 100

Under the provisions of the ESOP, participants were granted credit, for purposes of vesting, for years of service at the Bank prior to the establishment of the ESOP. Any previously unvested portion shall become fully vested to participants upon attainment of age 65, or, if earlier, upon the termination of his or her participation by reason of death, disability, retirement or upon occurrence of change in control of the Employer.

e. Investments - As of December 31, 2001 and 2000, the ESOP's investments consists of the investment in common stock of the Company and the investment of cash balances in a short-term fund administered by HSBC Bank. The ESOP is permitted, under the Plan Document, to invest in any commingled or group trust fund, or common trust fund that are exempt from taxes under Section 501(a) of the Internal Revenue Code.

f. Allocation of Shares to Participant Accounts - As of the last day of each plan year during which a borrowing is outstanding, a portion of the financed shares purchased with the proceeds of the borrowing shall be released in accordance with a predetermined formula. The released shares are allocated to Eligible Participant accounts in the proportion that each such Eligible Participant's compensation, as measured under the terms of the Plan Document, for the portion of the immediately preceding calendar year during which he or she was a participant, bears to the aggregate compensation of all Eligible Participants, as measured under the terms of the Plan Document.

Released shares allocated to participant accounts totaled 66,319 during the year ended December 31, 2001 and and 33,159 during the six month period ended December 31, 2000.

Each participant's account reflects an allocation of the Bank's contributions, ESOP earnings and the forfeiture of terminated participant non-vested accounts.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted, upon grant of authority by the Plan Administrator, to vote shares for which instructions have not been given by a participant within the stated time period. Such vote is made in direct proportion to the votes received from participants.

g. Forfeitures - Upon the termination of employment of a participant or former participant for reason other than death, disability, or retirement, that portion of the balance credited to his or her account which is not vested at the date of termination shall be forfeited as of the last Valuation Date, defined as the last business day of March, June, September, or December. The proceeds of such forfeitures shall be treated as loan repayments and ESOP contributions as designated by the ESOP committee.

There were 2,046 shares forfeited during the year ended December 31, 2001. There were 8,413 shares forfeited during the six months ended December 31, 2000.

h ESOP Termination - The Company reserves the right to terminate the ESOP at any time, subject to the provisions of ERISA. Upon such termination of the ESOP, the interest of each participant in the ESOP will be distributed to such participant or his or her beneficiary at the time prescribed by the ESOP provisions and the Code. Upon termination of the ESOP, the Compensation Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell the shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the borrowing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the ESOP are maintained on the accrual basis of accounting.

Investment Valuation and Income Recognition - The shares of Dime Community Bancshares, Inc. common stock are valued at fair value based upon the closing price stated in the Wall Street Journal. On August 21, 2001, the Company paid a 50% stock dividend having the effect of a 3-for-2 stock split and the price of the Company's common stock was adjusted accordingly. The closing price of the common stock was $28.06 as of December 31, 2001 and $16.83 as of December 31, 2000, as adjusted to reflect the 50% stock dividend.

Dividend income is accrued on the ex-dividend date for all dividends declared. During the year ended December 31, 2001, cash dividends totaling $871,112 were declared and paid on Dime Community Bancshares, Inc. common stock. During the six months ended December 31, 2000, cash dividends of $431,714 were declared and paid, respectively, on Dime Community Bancshares, Inc. common stock.

Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost method.

Use of Estimates - The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

Risks and Uncertainties - The Plan includes an investment security (concentrated solely in the Company's common stock) which, in general, is exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the statement of net assets available for plan benefits.

Prior Year Presentation - Certain amounts as of and for the six-months ended December 31, 2000 have been reclassified to conform to the presentation for the year ended December 31, 2001.

3. FEDERAL INCOME TAXES

The ESOP is intended to be qualified under Section 401(a) of the Internal Revenue Code (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated March 16, 2000. The ESOP has been amended since receiving the determination letter. The Plan requested a new IRS determination letter on February 28, 2002. Receipt of the letter is still pending. However, the Plan Administrator believes that the ESOP and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the ESOP's financial statements.

4. ADMINSTRATION OF PLAN ASSETS

The assets of the ESOP, which consist of investment in shares of Dime Community Bancshares, Inc. common stock, investments in the HSBC Bank, USA short-term investment fund and accrued interest and dividends receivable, are held in safekeeping as designated by the Trustee.

Contributions to the ESOP are held and managed by the Trustee. All contributions received during the year ended December 31, 2001 and the six month period ended December 31, 2000, were utilized to service the principal and interest on the borrowing.

Certain administrative functions are performed by officers or employees of the Company or Bank. No such officer or employee receives compensation from the ESOP for the administrative functions they perform. All administrative expenses of the ESOP are paid by the Company or the Bank.

5. INVESTMENTS

The Plan's investments, which represent more than 5% of the net assets available for plan benefits are presented in the following table. All investments are non-participant directed. All share amounts for as of December 31, 2000 have been adjusted to reflect the 3-for-2 stock split paid in the form of a 50% stock dividend on the Company's common stock on August 21, 2001.

	DECEMBER 31, 2001	DECEMBER 30, 2000
	Allocated	Unallocated	Allocated	Unallocated
Shares of Dime Community Bancshares, Inc. Common Stock:
Number of shares	695,892	928,401	657,093	994,721
Cost	$4,711,477	$6,236,539	$4,455,983	$6,678,891
Market	$19,526,730	$26,050,932	$11,061,064	$16,744,463

* * * * * *

Schedule 1

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2001

Parties in Interest	Identity of Issuer	Description of Investment	Cost	Market

	Dime Community
Yes	Bancshares, Inc.	Shares of common stock	$10,948,016	$45,577,662

Yes	HSBC Bank, USA	Short-term investment fund	263,365	263,365

		Total	$11,211,381	$45,841,027

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Dime Community Bancorp, Inc. and Certain Affiliates (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated: June 17, 2002

/s/ VINCENT F. PALAGIANO

Vincent F. Palagiano

Chairman of the Board and

Chief Executive Officer

Dated: June 17, 2002

/s/ KENNETH J. MAHON

Kenneth J. Mahon

Executive Vice President and

Chief Financial Officer